UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13G/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*
                                  -------

                            Curon Medical, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.001 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 231292103
------------------------------------------------------------------------------
                               (CUSIP Number)

                             December 31, 2000
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


===============================                           ====================
CUSIP NO.     231292103                      13G          Page 2 of 13 pages
===============================                           ====================

==============================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)
              U.S. Trust Corporation                               13-3818952
------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /_/

                                                                   (b) /X/
------------------------------------------------------------------------------
3             SEC USE ONLY


------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION
              New York
==============================================================================
                                  5       SOLE VOTING POWER
NUMBER OF SHARES
                                          0
                                  --------------------------------------------
BENEFICIALLY                      6       SHARED VOTING POWER

OWNED BY                                  2,458,038 shares of Common Stock
                                  --------------------------------------------
EACH                              7       SOLE DISPOSITIVE POWER

REPORTING                                 0
                                  --------------------------------------------
PERSON                            8       SHARED DISPOSITIVE POWER

WITH                                      2,458,038 shares of Common Stock
==============================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             2,458,038 shares of Common Stock
------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES

------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             12.5%
------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON
             HC
==============================================================================




===============================                           ====================
CUSIP NO.     231292103                      13G          Page 3 of 13 pages
===============================                           ====================
==============================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)
              United States Trust Company of New York             13-381954

------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /_/

                                                                   (b) /X/
------------------------------------------------------------------------------
3             SEC USE ONLY


------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION
                New York

==============================================================================
                                  5       SOLE VOTING POWER
NUMBER OF SHARES
                                          0
                                  --------------------------------------------
BENEFICIALLY                      6       SHARED VOTING POWER

OWNED BY                                  2,458,038 shares of Common Stock
                                  --------------------------------------------
EACH                              7       SOLE DISPOSITIVE POWER

REPORTING                                 0
                                  --------------------------------------------
PERSON                            8       SHARED DISPOSITIVE POWER

WITH                                      2,458,038 shares of Common Stock
==============================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             2,458,038 shares of Common Stock
------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES

------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             12.5%
------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON
             BK
==============================================================================




===============================                           ===================
CUSIP NO.     231292103                      13G          Page 4 of 13 pages
===============================                           ===================
==============================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)
              U.S. Trust Company                                 06-1486047

------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /_/

                                                                   (b) /X/
------------------------------------------------------------------------------
3             SEC USE ONLY


------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut

==============================================================================
                                  5       SOLE VOTING POWER
NUMBER OF SHARES
                                          0
                                  --------------------------------------------
BENEFICIALLY                      6       SHARED VOTING POWER

OWNED BY                                  2,458,038 shares of Common Stock
                                  --------------------------------------------
EACH                              7       SOLE DISPOSITIVE POWER

REPORTING                                 0
                                  --------------------------------------------
PERSON                            8       SHARED DISPOSITIVE POWER

WITH                                      2,458,038 shares of Common Stock
==============================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             2,458,038 shares of Common Stock
------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES

------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             12.5%
------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON
             BK
==============================================================================




===============================                           ====================
CUSIP NO.     231292103                      13G          Page 5 of 13 pages
===============================                           ====================
==============================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)
               Excelsior Private Equity Fund II, Inc.          22-3510108

------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /_/

                                                                   (b) /X/
------------------------------------------------------------------------------
3             SEC USE ONLY


------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION
              Maryland

==============================================================================
                                  5       SOLE VOTING POWER
NUMBER OF SHARES
                                          0
                                  --------------------------------------------
BENEFICIALLY                      6       SHARED VOTING POWER

OWNED BY                                  2,458,038 shares of Common Stock
                                  --------------------------------------------
EACH                              7       SOLE DISPOSITIVE POWER

REPORTING                                 0
                                  --------------------------------------------
PERSON                            8       SHARED DISPOSITIVE POWER

WITH                                      2,458,038 shares of Common Stock
==============================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             2,458,038 shares of Common Stock
------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES

------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             12.5%
------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON
             CO
==============================================================================




===============================                           ====================
CUSIP NO.     231292103                      13G          Page 6 of 13 pages
===============================                           ====================

==============================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON
              David I. Fann                                       13-3818952
------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /_/

                                                                   (b) /X/
------------------------------------------------------------------------------
3             SEC USE ONLY


------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
==============================================================================
                                  5       SOLE VOTING POWER
NUMBER OF SHARES
                                          4,275 shares of Common Stock
                                  --------------------------------------------
BENEFICIALLY                      6       SHARED VOTING POWER

OWNED BY                                  -0-
                                  --------------------------------------------
EACH                              7       SOLE DISPOSITIVE POWER

REPORTING                                 4,275 shares of Common Stock
                                  --------------------------------------------
PERSON                            8       SHARED DISPOSITIVE POWER

WITH                                      -0-
==============================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             4,275 shares of Common Stock
------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES

------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             0.000%
------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON
             IN
==============================================================================





Item 1(a)         Name of Issuer

                  Curon Medical, Inc.


Item 1(b)         Address of Issuer's Principal Executive Offices

                  735 Palomar Avenue
                  Sunnyvale, CA 94085


Item 2(a)         Name of Persons Filing

                  (1)  U.S. Trust Corporation
                  (2)  United States Trust Company of New York
                  (3)  U.S. Trust Company
                  (4)  Excelsior Private Equity Fund II, Inc.
                  (5)  David I. Fann

Item 2(b)         Address of Principal Business Office or, if none, Residence
                  -----------------------------------------------------------

                  (1), (2)        114 West 47th Street
                  and (4)         New York, NY 10036

                  (3)             225 High Ridge Road
                                  Stamford, CT 06905

                  (5)             c/o U.S Trust Company, N.A.
                                  Five Palo Alto Square, 9th Floor
                                  3000 El Camino Real, Palo Alto, CA 94306-2122

Item 2(c)         Citizenship

                  (1) and (2) New York
                  (3)  Connecticut
                  (4)  Maryland
                  (5)  United States

Item 2(d)         Title of Class of Securities

                  Common Stock, par value $0.001 per share




                            Page 7 of 13 pages




Item 2(e)         CUSIP Number

                  231292103

Item 3.           If this statement is filed pursuant to Rules 13d-1(b)
                  -----------------------------------------------------
                  or 13d-2(b) or (c), check whether the person filing is a:
                  ---------------------------------------------------------

         Not Applicable

         (a)      [ ]      Broker or dealer registered under Section 15 of
                           the Act;

         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act;

         (c)      [ ]      Insurance company as defined in Section 3(a)(19) of
                           the Act;

         (d)      [ ]      Investment company registered under Section 8 of
                           the Investment Company Act;

         (e)      [ ]      An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)      [ ]      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)      [ ]      A savings associations as defined in Section 3(b)
                           of the Federal Deposit Insurance Act;

         (i)      [ ]      A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of the Investment Company Act;

         (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.           Ownership


         (a)      Amount Beneficially Owned in the aggregate by Group Members:
                  2,462,313 shares of Common Stock

                  (1)  U.S. Trust Corporation:  2,458,038 shares*
                  (2)  United States Trust Company of New York:
                       2,458,038 shares**
                  (3)  U.S. Trust Company:  2,458,038 shares**
                  (4)  Excelsior Private Equity Fund II, Inc.:
                       2,458,038 shares**




                            Page 8 of 13 pages




                  (5)  David I. Fann:  4,275***

* U.S. Trust Corporation is a wholly-owned direct subsidiary of The Charles Schwab Corporation and each of United States Trust Company of New York and U.S. Trust Company is a wholly-owned direct subsidiary of U.S. Trust Corporation. The Charles Schwab Corporation and its controlling persons (collectively, "Schwab") expressly disclaim beneficial ownership of the securities covered hereby and declare that the filing of this statement shall not be construed as an admission that Schwab is, for purposes of Sections 13(d) or (g) of the Securities Exchange Act of 1934, as amended (the 1934 Act"), the beneficial owner of such securities.

** Pursuant to a management agreement with Excelsior Private Equity Fund II, Inc. (the "Fund"), a business development company within the meaning of
Section 2(a)(48) of the Investment Company Act of 1940, as amended, each of United States Trust Company of New York and U.S. Trust Company act as investment adviser to the Fund.

*** Mr. Fann, the President and Chief Executive Officer of the Fund, serves on the Board of the issuer and, pursuant to the issuer's 1997 or 2000 Stock Option Plans, as amended from time to time, has been granted options for shares of common stock of the issuer of which 4,275 of such shares are presently exercisable. Mr. Fann and the other reporting persons listed on this Schedule 13G may be deemed to constitute a group within the meaning of Regulation 13D-G; provided, however, that, except for such 4,275 shares, Mr. Fann expressly disclaims beneficial ownership of any securities covered hereby and declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Sections 13(d) or (g) of the 1934 Act, the beneficial owner of such securities.

         (b) Percent of Class Beneficially Owned in the aggregate by Group Members: 12.5%*

*U.S. Trust Corporation, United States Trust Company of New York, U.S. Trust Company and Excelsior Private Equity Fund II, Inc. directly or indirectly beneficially own 12.5% of the class of shares. Mr. Fann directly owns 0.0002% of the class of shares.

         (c)      Number of shares as to which such persons have:

                  (i)    sole power to vote or to direct the vote:

                  U.S. Trust Corporation:  -0-
                  United States Trust Company of New York:  -0-
                  U.S. Trust Company:   -0-
                  Excelsior Private Equity Fund II, Inc:  -0-
                  David I. Fann:  4,275 shares




                            Page 9 of 13 pages





                  (ii)   shared power to vote or to direct the vote:

                  U.S. Trust Corporation: 2,458,038 shares
                  United States Trust Company of New York: 2,458,038 shares U.S. Trust Company: 2,458,038 shares
                  Excelsior Private Equity Fund II, Inc: 2,458,038 shares David I. Fann: -0-

                  (iii)  sole power to dispose or to direct the disposition of:

                  U.S. Trust Corporation:  -0-
                  United States Trust Company of New York:  -0-
                  U.S. Trust Company:   -0-
                  Excelsior Private Equity Fund II, Inc:  -0-
                  David I. Fann:  4,275 shares

                  (iv) shared power to dispose or to direct the disposition of:

                  U.S. Trust Corporation:  2,458,038 shares
                  United States Trust Company of New York:  2,458,038 shares
                  U.S. Trust Company:   2,458,038 shares
                  Excelsior Private Equity Fund II, Inc: 2,458,038 shares David I. Fann: -0-

Item 5.           Ownership of Five Percent or Less of a Class
                  --------------------------------------------


         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.           Ownership of More than Five Percent on Behalf of
                  ------------------------------------------------
                  Another Person
                  --------------

         Not applicable


Item 7.           Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------
                  Holding Company
                  ---------------

         Not Applicable

Item 8.           Identification and Classification of Members of the Group
                  ---------------------------------------------------------


         Reference is made to Item 4(a) above and to the joint filing agreement attached as an exhibit hereto.




                            Page 10 of 13 pages




Item 9.           Notice of Dissolution of Group


         Not applicable

Item 10. Certification


         Not applicable




                            Page 11 of 13 pages




                                 Signatures
                                 ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 14, 2002
                                      -------------------
                                            (Date)

                                      U.S. Trust Corporation

                                      By:     /s/ Susan Jacobi
                                              ---------------------------------
                                      Name:   Susan Jacobi
                                      Title:  Senior Vice President and
                                              Assistant General Counsel

                                      United States Trust Company of New York

                                      By:     /s/ Irene S. Greenberg
                                              ---------------------------------
                                      Name:   Irene S. Greenberg
                                      Title:  Vice President and Assistant
                                              General Counsel

                                      U.S. Trust Company

                                      By:     /s/ Cynthia Englert
                                              ---------------------------------
                                      Name:   Cynthia Englert
                                      Title:  Vice President

                                      Excelsior Private Equity Fund II, Inc.

                                      By:     /s/ Cynthia Englert
                                              ---------------------------------
                                      Name:   Cynthia Englert
                                      Title:  Chief Administrative Officer

                                      /s/ David I. Fann
                                      -----------------------------------------
                                      David I. Fann




                            Page 12 of 13 pages




                                                                   Exhibit

                           JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of common stock of Curon Medical, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

                  In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this the 14th day of February 2002.


                                   U.S. Trust Corporation

                                   By:  /s/ Susan Jacobi
                                        ---------------------------------------
                                         Name:   Susan Jacobi
                                         Title:  Senior Vice President
                                                 and Assistant General Counsel

                                   United States Trust Company of New York

                                   By:  /s/ Irene S. Greenberg
                                        ---------------------------------------
                                        Name:   Irene S. Greenberg
                                        Title:  Vice President and
                                                Assistant General Counsel

                                   U.S. Trust Company

                                   By:  /s/ Cynthia Englert
                                        ---------------------------------------
                                        Name:   Cynthia Englert
                                        Title:  Vice President

                                   Excelsior Private Equity Fund II, Inc.

                                   By:   /s/ Cynthia Englert
                                         --------------------------------------
                                          Name:   Cynthia Englert
                                          Title:  Chief Administrative
                                                  Officer


                                         /s/ David I. Fann
                                         --------------------------------------
                                         David I. Fann



                            Page 13 of 13 pages